Announcement to the market Panorama Itaúsa In compliance with Official Letter No. 7/2020-CVM/SEP, Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market in general that the Company’s executives will join the live event as follows: Topic: Panorama Itaúsa 2026 Organizer: Itaúsa S.A. Executive/Position: Milton Maluhy Filho – CEO Subject matter: Itaú Unibanco's strategy and perspectives Date and time: October 06, at 10:00 a.m. (Brasilia Time) Link to access: • https://live.popcast.com.br/itausa/panorama2026/Default_eng.aspx • https://www.youtube.com/c/ItausaHolding São Paulo (State of São Paulo), September 22, 2026. Gustavo Lopes Rodrigues Investor Relations Officer